Filed by Viisage Technology, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Identix Incorporated

Subject Company’s Exchange Act

File No. 01-09641

Additional Information and Where to Find It

Investors and security holders of both Identix and Viisage are advised to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the material below, when it becomes available, because it will contain important information. Identix and Viisage expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission’s web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Identix or Viisage by directing such requests to the companies.

Participants In Solicitation

Viisage, Identix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Viisage’s participants is set forth in the proxy statement dated, November 21, 2005, for Viisage’s special meeting of shareholders held on December 16, 2005 as filed with the SEC on Schedule 14A. Information concerning Identix’ participants is set forth in the proxy statement, dated October 6, 2005, for Identix’ 2005 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Viisage and Identix in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

The Chief Executive Officer of Viisage and the Chairman of the Viisage Board of Directors spoke at a conference with the investment community to discuss the Viisage/Identix merger at 9:00 a.m. ET on Friday, January 13, 2006.

Following is the final transcript of the conference presentation.

Viisage

Jim Ricchiuti: Okay good morning. My name is Jim Ricchiuti with Needham & Company. I would like to introduce the management of Visage Technology. I think this is a very timely presentation given the news yesterday of Visage’s planned acquisition of Identix, which will create the industry’s largest supplier of biometrics and ID solutions. We’re delighted to have the company’s - Visage’s Chief Executive Officer, Bernard Bailey. Bernard?

Bernard Bailey: Hi, good morning. It’s certainly a pleasure to be here and as Jim just mentioned, this is probably an extremely timely morning for us to be speaking today with all of you. I want to just put up our Safe Harbor statement to that we all get a chance to look at this.

What I’d like to do today is just give your a quick overview of where Visage is. Those of you that have not been familiar with the story, and a consistent story that we’ve been telling now for about three years, and I think really put a stamp on this strategy with yesterday’s announcement of the acquisition and merger with Identix, really puts kind of a capstone around this whole story. So let me start with what that story is, and then what I’d like to do is go into our strategy very quickly, then talk in great detail about the Identix merger, with that means to us, and why are so very, very excited about this as a corporation going forward.

Visage, who are we? What do we do? Our focus as a corporation’s is centered around providing advanced technology end-to-end identity solutions. Our business is very simple. We are about identifying people on a global basis and tying them to documents. We’ll talk about that in more detail. Our revenue outlook for this year is about $110 million. That represents through both organic growth of over 20% as well as a couple of the acquisitions we did prior to, and these are announcements and positioning prior to the Identix announcement yesterday. We were outlooking revenues this year of $110 million, which is up about 66, 67% year-over-year from 2005.

Our market capitalization today is right around $500 million, and with that we have a clean balance sheet with no debt, and about $75 million in cash today. So we think we are very, very well positioned. An important part of the story, those of you that have followed us are certainly aware that an important part of the story was the announcement we had in October, where Bob LaPenta of L-1 partners, and those of you that know Bob, know Bob as one of the founders of L-3 Communications. Bob formed L-1 Investment Partners, and in that capacity made $100 million investment in our company in October, that then allowed him to come in as Chairman of the Board, which was a very, very important catalyst in the growth of our company going forward.

What are our strengths? We’re very excited about the strengths we had. Our legacy strengths were centered around our ability to do secure credentials and provisioning systems, with systems design implementation and support skills. We took that, combined it with facial recognition biometrics to really form the initial cornerstone of our corporation. From there we went through a series of acquisitions and organic developments over the past three years, since we brought our new executive and management team in place. These included the acquisition [ZN Vision Technologies] that dramatically improved our face recognition, led us into a leadership positions where we have over 300 face installations worldwide, including some of the largest databases in the world, such as in Pakistan where we’re doing over 60 million images on face recognition for their worldwide identity system. We are the sole provider for the United States passport, personalization systems across the — 14 locations in the United States. We provide about one in every four drivers licenses that’s produced in the United States. In addition to that, we’re the worldwide leader in our acquisition of imaging automation for authentication software and solutions, document authentication. And then recently, in December we closed on the acquisition of Integrated Biometric Technologies, that has positioned us as the worldwide leader in automated fingerprint technology for background screening. So we today have a very rich portfolio that supports that $110 million of revenue outlook that we see for next year with a very positive cash flow and a very strong EBITDA as a corporation going forward.

Well, what is it that we’re focused on? When we looked at building our company in our strategy 3 years ago, we really built our company from the customer in. And we took the approach, very simply, that we were going to focus on solving customer problems. And at the time, and what’s continued to grow over that period of time has been a very, very rich emphasis on solving the identity problem, centered around two primary areas. These areas were focused on the right hand side here, which dealt with the plethora of identity credentials around the world, identity credentials that frankly are very easy to alter, and as you probably well remember from the 9/11 Commission Report, it was identified in that report that identity credentials are as important to terrorists as weapons are, because it gives them the documentation to freely move throughout the world. And that was outlined in the 9/11 Commission Report as one of the keys relative to the actions that needed to be taken in the security of our homeland.

So we’re very focused on the security of our homeland. At the same time, we’re all aware of the issues centered on the left side, which deals with identity theft and identity fraud. The fastest-growing white collar crimes. So that’s what we focus around as a businesses, is working on solving those problems. And our approach to that is very, very simple. And if you think anything about Visage, we have centered now for three years on solving three fundamental questions for our customers. The first one begins very simply with, when somebody presents a secure credential, how in fact do you know when that credential is presented that that is a secure credential? Once that’s established, the next obvious question becomes well, what does that credential allow you to do relative to the privileges that are associated with it? What does it give you the right to do? Once you’ve answered those two questions, the important question then becomes well, if the credential is authentic and I know what it allows you to do, how in fact do I know that that credential is uniquely associated to you, the individual that’s presenting it? And to us, that’s what we always saw as the cornerstone relative to the need for biometrics technology, which is an important and critical component in solving the identity problem.

So when you think of us is a company, the best way to think of us is a company that has been working to put together the total end-to-end pieces in an identity solution lifecycle. And as we look at that problem, that problem is associated with a whole host of technologies, that begin with the ability to provide and integrate these technologies around the customer solution. And that’s where we developed our strategy over three years ago, and have consistently been building our company along that strategy. Now the important part of this is, when we came into this industry as a new executive team a little over about three and a half years ago, we looked at this industry and we realized that given this customer problems, what was in place in the industry were a whole host of relatively small but very, very numerous companies, both private and public, that were out there trying to address different components of this.

However, what our customers were telling us was, they wanted to see a company that could provide stability and an integrated solution to this industry that would solve the end-to-end identity problem. And that’s what we’ve been working to do through our acquisitions and organic growth strategy to build. And that is centered around the end-to-end identity problem. And that identity problem begins with when somebody comes forward and asserts an identity. This is who I am.

It begins with how do you prove that? So a lot of what we’ve been doing is building solutions centered around proving who that individual is. Who is that asserted identity, and how do you prove that?

Once that’s proven then how do you take that information, bring it together, put it in a database and create an identity database through enrollment that is then used to go forward to create and issue a secure credential and then how do you validate that secure credential on the back end piece?

So we’ve been developing those solutions. As I mentioned previously, an absolutely critical component of that is the biometric solution and creating that together. And what we’re now seeing from customers is the convergence of all of these technologies into single platforms that allows this solution to occur. And we’re finally now seeing this program initiatives developing. And these are things like [HSPD 12], which was announced by President Bush about two years ago to create a national ID system around the federal government for the national agencies. The [Real ID Act], which was approved about nine months ago and passed in both houses of Congress that was centered around creating secure documents at the state drivers license level, as a de facto national ID within this country, as well as the whole implementation of the worldwide passport program, and several other key initiatives that we see rolling out now in earnest over the next 12 to 24 months.

As a result of that, who were very, very excited in bringing in what we felt was a critical component and merging it together with the Identix solution. And that now is what I want to talk about, which is the Visage/Identix merger which we announced yesterday morning, which we as both companies are extremely excited about going forward.

So let’s talk very quickly about that transaction and why we feel this is an absolutely critical transaction relative to establishing a real center point in this industry, and a positioning in this industry. What’s the structure and transaction summary about, very simply? It’s a stock-for-stock merger. We are putting together the two companies on a stock-for-stock trade in this. We’re using about 4.73 share of Visage common for each Identix stock. When we get done with the deal and it comes together and it is based upon a set stock transfer going forward, merger going forward, Visage will own 41% of the remaining company, 59% of the shares will be held by the Identix shareholders. The total transaction valued at yesterday’s amounts was $770 million.

From a governance standpoint, we are bringing these two companies together with I think a very, very compelling and powerful governance statement, centered around 5 key members from Identix, and 7 coming off the Board and being added as new members from the Visage side of the house. So I think when this is done you’ll see that Bob LaPenta as our Chairman will be pulling together a very powerful Board of Directors and governance around this, as he’s already begun to do with our recent announcement of former CIA director George Tenant to our Board.

Continuing with that, we are also structuring the deal around a new organizational and management structure as a company going forward. We will move the headquarters to Stanford, Connecticut. Bob LaPenta, our Chairman of the Board of Visage will assume the CEO position, and as I mentioned earlier Bob has a tremendous amount of experience over the past 30 years in building multi-billion dollar corporations, beginning with his key role that he played in [Lorel] Systems working [Bernard Schwartz] at that time, moving on to Lockheed and then spinning out L-3 where he was one of the key founders in L-3 Communications, where he built that into over a $10 billion corporation from a $600 million beginning, having done through that period over 80 acquisitions. So Bob brings a tremendous amount of experience from an operational standpoint, Wall Street shareholder perspective in building this together, and we could not be more excited about Bob’s willingness to step up and take the CEO position in that. Dr. Joe Atick, Joseph Atick, who is the CEO today of Identix, will move into the Vice-Chairman role and really focus on what his key capabilities are, which is centered around bringing together the technologies to really weave this together as that end-to-end solution. Those of you that have followed this industry know that Dr. Atick is really one of the foremost visionaries in the biometric segment, and bringing these technologies together. And this is just a key role for Joseph going forward.

Myself, I’ve either agreed to play whatever role is critical in creating shareholder value for this coming together. And as we outline the corporation going forward, I’m here to make sure that Bob gets whatever support is necessary to really create this corporation and the integration and operationally execute that, going forward. We think this is an absolutely critical combination for our shareholders. Of course, going forward we need to go through the Hart-Scott-Rodino. We are very, very comfortable and have been guided by our lawyers on this that we don’t see any issues on that going forward, and you’ll see in a few minutes, there’s very little overlap between our two companies. The only area is really in the face recognition marketplace as well as the background screening areas.

We expect to do this very quickly with a second-quarter closing, and I think if you look at where we’ve developed the story and where we’ve gone from a $60 million market cap corporation of just a little over three years ago, to what will now be a corporation with a market capital over $1 billion, and especially with Bob’s experience and the leadership he’s provided already, you’ll see that we’ve been executing on a story that we’ve committed to shareholders three years ago, and reemphasized with Bob’s leadership just a little over six months ago.

So if you look at that, why are we doing this deal? Well there’s many. First of all, this creates a very large and high-growth addressable — or this allows us to position ourselves for very large and high-growth addressable market. You’ll see that this is a multibillion dollar market going forward, and we’ve created with world-class technology and a comprehensive product suite with very strong IP underneath this, in the biometrics, the document authentication and the document creation area, a very strong portfolio with very good proprietary databases, and a very significant installed base going forward. The scale that this gives us we think is extremely important, and it’s what customers have been asking for to create a strong platform. If you look at what this means in the industry financially, and this really creates here the dominant corporation and category killer in this marketplace.

Our pro forma calendar year 2000 revenues are expected to be around $220 million. On a going rate basis we see about $40 million in EBITDA, at the end of this year that will be created both through the synergies that we have, coupled with some of the operational efficiencies that we clearly see that we can get, and when you look at this and put the combined company together, you see a very strong, proven executive management team that’s centered around results. Bob has also committed to bringing in several key people from his executive team in past, out of L-3 team that he has had going forward in his career.

The market opportunity here is staggering. When you look at what’s going forward, you can see here in the [Frost and Sullivan] studies just how large this is. And when you start to look at the addressable market opportunity, the company that we’re putting together is positioned to address about 75% of the market going forward here. So we have created a real category killer in terms of our ability to address the marketplace going forward. There are a lot of drivers behind that market. You look at those charts and you see significant growth. But when you really see what’s going on underneath it, you begin to realize what some of the real key market drivers are. And these begin with a lot of areas. I mention we’re in the passport arena. And what we’re seeing going on there are significant changes, not just here in the U.S. but on a worldwide basis. [Ikale] three years ago declared that passports going forward need to be electronic passport. Those electronic passports have to be biometric enabled, primarily with face recognition. We put the two leading face recognition companies together, as well as with several countries now including fingerprint technology underneath that. The Western Hemisphere Travel Initiative is driving significant growth in the passport market, which I mentioned we are the sole provider of the personalization of those passports. We’ve watched through public figures from the Department of State, that market grow from 7 million passports a year to what’s predicted to be over 17 million passports by 2007 per year in the U.S. alone. This is a phenomenon that is occurring not just in the U.S. but throughout the world. I mentioned the [real ID Act] and what that means across the United States, a very significant billion dollar opportunity as every state now is being required to transform their drivers license, not from a piece of plastic that provides driving privileges as it does today, but to the de facto national ID standard across United States.

[HSPD 12] I mentioned that, a very significant opportunity. And why is that important? Because both Visage as well as Identix today are in the common access card program. The common access card program is the largest secure credential biometric-enabled in the United States for all members of the Department of Defense, which is setting the standards for what [HSPD 12] is going to require across the entire federal government. So we think we’re extremely well positioned from that perspective. The Visa Waiver program, another very important program which we’re positioned today. So there’s a whole host there. When we look at the identity program, we also see Registered Traveler, an excited opportunity going forward from a corporate standpoint in terms of creating biometric-enabled secure documents for frequent travelers, to be able to move in and out of our border points very easily, coupled with the Transportation Workers Identification Card. These are all programs that are rolling out today, and when you start to look at the size of these programs, they’re extremely significant. And with the merger of our two companies as I mentioned, we now have the ability to address a very, very significant part of these programs going forward.

Now, why we are we able to do that? Because there’s tremendous complementary capabilities within our company pulling these together. What do we pull together? As I mentioned earlier, Visage is a company with advanced secure credentialing. When we look at Identix, it’s clearly the best-of-breed biometric technology company in the industry. This is a very significant property. And I’ll tell you, as the CEO of Visage, what excites me so much about this acquisition is where our two companies come from a legacy standpoint. In Visage, we’ve been taking our company and building off our legacy background for three years now, talking about the need to take our capabilities in secure credentials, secure documents, document authentication, database capabilities, and driving that to a more robust IT portfolio of products, and you’ve seen that happen over the last three years. We’ve dramatically improved our profit margins, we’ve dramatically improved our EBITDA position, we’ve dramatically improved our total cash flow and performance as a company over that period of time. At the same time, Dr. Joseph Atick has been taking Identix, which is a very rich IP portfolio company focused around products, and has been moving that too a much richer platform for multi-modal biometrics. And what we’ve both been doing is taking our companies and driving them towards an overall identity solution approach.

What this merger does, is accelerate the strategy of both of those companies into a solution provider for the entire end-to-end identity capability going forward, with a multi-modal biometric. And why is this critical? Because this is what our customer has been asking for in this industry.

Competitively, this positions us in a very unique position in this industry. I’ve laid out here some of the key competitors in this business. Many of these companies are companies such as [Crossmatch], NEC, Motorola, that are very, excuse me NEC, [Print Track], [Sagem] that are companies that are divisions within very large corporations that have been addressed this marketplace. Others are private companies that have gotten a lot of momentum around where they’re positioned in this marketplace, and then there are a couple of public companies that have created significant momentum here. When you look at what this combination does, Visage and Identix together addresses every key component of this end-to-end solution. And it really fulfills the vision that both we at Visage and the executive team at Identix have put together going forward as a corporation. So we are very excited, our shareholders I believe should also be very, very excited about what this combination does, going forward for our customers in this marketplace.

Now, what I’d like to do now is introduce the Chairman of the Board of Visage and one of the key leaders in putting this together, that we have here. So if I could ask Mr. Bob LaPenta to come forward, and Bob will take you through the financials here. I don’t think anybody in this industry is more qualified to talk about this. You know Bob spent 30 years as a Chief Financial Officer building significant companies, President of L-3, founder of L-3, and he knows what it takes to build this. So with that, I’d like to introduce Bob LaPenta, and ask Bob to come forward to take us through where we are with this and summarize why he’s so excited about this platform. Bob?

Bob LaPenta: It’s a good day. Yesterday we announced a transaction that involves so much effort on the part of so many people, and unselfish effort. You know when you’ve got two companies coming together, it’s very important that the leadership and the employees of the companies feel good about what they’re doing. Because you could put the greatest companies in the world together, and if the management teams don’t gel and really want to work together, it won’t work.

So yesterday we announced what I think is an industry-shattering transaction. We’ve gone from literally nowhere maybe six months ago, to the leader in the industry and we’re not done yet. So it was an historic day and we’re all very proud of what we were able to do.

You see the numbers here, and those of you who know me know that I’m generally conservative. In fact I haven’t missed a forecast in more years than I care to admit and I don’t plan on starting now. So these numbers reflect a pro forma combination of what these companies look like. And we think the opportunity here, the synergies not only for cost-cutting, you know there’s two ways to look at it. What costs are you going to take out? And then what incremental benefits will the combined company bring? And I think there are incredible incremental benefits where one plus one will equal three. In our service business, the pay per click, bringing together these two companies, their [IIS] and our [IBT] is just amazing. Bringing together the facial capabilities and then gluing in their product with our solution capability, is just incredible combination. The prior chart I think showed you, it’s lights out. And over the next three to six months we’re going to be adding a few more pieces to the puzzle and we’re going to have a portfolio that’s going to be absolutely second to none. So were very excited. I think you could hear the enthusiasm in all of our voices, and clearly we’re looking to go forward with this transaction very quickly.

So to summarize and I guess we’ll have a Q&A here — I won’t read all of these bullets. Some of them were repetitive, and I’m sure Bernard took you through a lot of them, but we’re now able combined, to address 78% of the market. No one else can say that. So this is the market that really I don’t think a lot of people understand. So, this is a market that really, I don’t think a lot of people understand. You know they say well, there’s 1.1 billion, everybody losing money, companies have 10 million in sales. The opportunities in this space are very, very large, very very large. And I’m particularly excited about the pay per slick opportunities in [TWIC] in Registered Traveler which I call the [EZ Pass] for travelers. These are large, large opportunities and we think we are well-positioned to really be in the thick of those programs, either as a sub, a product provider, or a prime. And we’ll decide which way is the best way to approach those. But suffice it to say, we’re a company that’s on the leading-edge and I think we’re going to lead the effort and the success in this space. So with that, we’ll open it up for questions. Okay we’ll — okay, thanks.